SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

SENSTAR TECHNOLOGIES LTD.
(Name of Registrant)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

Senstar Technologies Ltd. (“Senstar”)

EXPLANATORY NOTE
The following exhibit is attached:

99.1	Press release: Senstar Recognized as One of Top Five Perimeter Intrusion Brands

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SENSTAR TECHNOLOGIES LTD.
(Registrant)

By: /s/ Doron Kerbel
Doron Kerbel
V.P. General Counsel & Company Secretary

Date: July 20, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press release: Senstar Recognized as One of Top Five Perimeter Intrusion Brands